Exhibit 12.1

HYATT HOTELS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six Months Ended June 30,		Year Ended December 31,
	2011		2010		2009	2008		2007		2006
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investments	$46		$128		$(38)	$191		$464		$512
Add: Fixed charges	39		83		88	117		82		67
Add: Distributed income of equity method investees	5		9		10	8		11		19
Subtract: Interest capitalized net of amortization	1		9		12	15		16		3
Add: Non-controlling interest income (loss) with no fixed charges	(1)		(10)		(1)	(1)		—		—

Total earnings	$90		$221		$49	$302		$541		$595

Fixed charges:
Interest expense	$29		$65		$69	$91		$60		$39
Interest within rent expense	10		18		19	26		22		28

Total fixed charges	$39		$83		$88	$117		$82		$67
Ratio of Earnings to Fixed Charges(1)	2.3	x	2.7	x	— (2)	2.6	x	6.6	x	8.9	x

(1)

For purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax earnings before adjustments for income or loss from equity investees; and fixed charges include: interest (expensed and capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness and the interest portion of rent expense that is deemed to be representative of the interest factor.

(2)

We recorded a pre-tax loss from continuing operations of approximately $51 million for the fiscal year ended December 31, 2009. As a result, earnings were insufficient to cover fixed charges by $39 million for such year.